SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE 13D

Under The Securities Exchange Act of 1934

RICA FOODS, INC

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number)

Gerardo Matamoros

Avicola Campesinos, Inc.

Bufete Chaveri Soto

Avenida Primera, Calles 29 y 33 #2923

San Jose, Costa Rica.

(506) 298-1880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Avicola Campesinos, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 9,933,154 shares of common stock, $0.001 par value 8. Shared Voting Power 9. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Tenedora G.S., S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 9,933,154 shares of common stock, $0.001 par value 8. Shared Voting Power 9. Sole Dispositive Power 9,933,154 shares of common stock, $0.001 par value 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person CO

15.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mavipel, S.A.
16.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
17.	SEC Use Only
18.	Source of Funds Not Applicable
19.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
20.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

21.    Sole Voting Power

22.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

23.    Sole Dispositive Power

24.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

25.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
27.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
28.	Type of Reporting Person CO

29.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Elsie Roman
30.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
31.	SEC Use Only
32.	Source of Funds Not applicable
33.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
34.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

35.    Sole Voting Power

36.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

37.    Sole Dispositive Power

38.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

39.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
41.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
42.	Type of Reporting Person IN

43.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Inversiones Harenaz L III, S.A.
44.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
45.	SEC Use Only
46.	Source of Funds Not applicable
47.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
48.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

49.    Sole Voting Power

50.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

51.    Sole Dispositive Power

52.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

53.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
54.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
55.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
56.	Type of Reporting Person CO

57.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Henry Zamora
58.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
59.	SEC Use Only
60.	Source of Funds Not applicable
61.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
62.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with

63.    Sole Voting Power

64.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

65.    Sole Dispositive Power

66.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

67.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
68.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
69.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
70.	Type of Reporting Person IN

71.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CYS Asesores de Mercadeo y Finanzas, S.A.
72.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
73.	SEC Use Only
74.	Source of Funds Not applicable
75.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
76.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

77.    Sole Voting Power

78.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

79.    Sole Dispositive Power

80.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

81.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
82.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
83.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
84.	Type of Reporting Person CO

85.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Rolando Cervantes
86.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
87.	SEC Use Only
88.	Source of Funds Not applicable
89.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
90.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

91.    Sole Voting Power

92.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

93.    Sole Dispositive Power

94.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

95.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
96.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
97.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
98.	Type of Reporting Person IN

99.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sarita Trading, S.A.
100.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
101.	SEC Use Only
102.	Source of Funds Not applicable
103.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
104.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person with

105.    Sole Voting Power

106.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

107.    Sole Dispositive Power

108.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

109.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
110.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
111.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
112.	Type of Reporting Person CO

113.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Edgar Rodriguez
114.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
115.	SEC Use Only
116.	Source of Funds Not applicable
117.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
118.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

119.    Sole Voting Power

120.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

121.    Sole Dispositive Power

122.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

123.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
124.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
125.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
126.	Type of Reporting Person IN

127.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Corporacion Adral, S.A.
128.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
129.	SEC Use Only
130.	Source of Funds Not applicable
131.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
132.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

133.    Sole Voting Power

134.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

135.    Sole Dispositive Power

136.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

137.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
138.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
139.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
140.	Type of Reporting Person CO

141.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Oscar Arias
142.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
143.	SEC Use Only
144.	Source of Funds Not applicable
145.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
146.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

147.    Sole Voting Power

148.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

149.    Sole Dispositive Power

150.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

151.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
152.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
153.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
154.	Type of Reporting Person IN

155.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Corporacion Aspila, S.A.
156.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
157.	SEC Use Only
158.	Source of Funds Not applicable
159.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
160.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

161.    Sole Voting Power

162.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

163.    Sole Dispositive Power

164.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

165.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
166.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
167.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
168.	Type of Reporting Person CO

169.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Robert Aspinall
170.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
171.	SEC Use Only
172.	Source of Funds Not applicable
173.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
174.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

175.    Sole Voting Power

176.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

177.    Sole Dispositive Power

178.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

179.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
180.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
181.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
182.	Type of Reporting Person IN

183.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hoy por Hoy, S.A.
184.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
185.	SEC Use Only
186.	Source of Funds Not applicable
187.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
188.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

189.    Sole Voting Power

190.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

191.    Sole Dispositive Power

192.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

193.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
194.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
195.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
196.	Type of Reporting Person CO

197.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Oscar Hernandez Lustschaing
198.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
199.	SEC Use Only
200.	Source of Funds Not applicable
201.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
202.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

203.    Sole Voting Power

204.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

205.    Sole Dispositive Power

206.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

207.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
208.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
209.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
210.	Type of Reporting Person IN

211.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Asociacion Solidarista de Empleados Grupo Sama y Afines
212.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
213.	SEC Use Only
214.	Source of Funds Not applicable
215.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
216.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

217.    Sole Voting Power

218.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

219.    Sole Dispositive Power

220.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

221.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
222.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
223.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
224.	Type of Reporting Person CO

225.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Quirinal, S.A.
226.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
227.	SEC Use Only
228.	Source of Funds Not applicable
229.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
230.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

231.    Sole Voting Power

232.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

233.    Sole Dispositive Power

234.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

235.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
236.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
237.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
238.	Type of Reporting Person CO

239.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alfonso Gutierrez
240.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
241.	SEC Use Only
242.	Source of Funds Not applicable
243.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
244.	Citizenship or Place of Organization Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with

245.    Sole Voting Power

246.    Shared Voting Power

                9,933,154 shares of common stock, $0.001 par value

247.    Sole Dispositive Power

248.    Shared Dispositive Power

                9,933,154 shares of common stock, $0.001 par value

249.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,933,154 shares of common stock, $0.001 par value
250.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
251.	Percent of Class Represented by Amount in Row (11) 77.2% of shares of common stock, $0.001 par value
252.	Type of Reporting Person IN

This Amendment No. 2 (“Amendment No. 2”) amends the joint filing on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2004, as amended by Amendment No. 1 to Schedule 13 filed with the Commission on February 19, 2004 (as amended by Amendment No. 1, the “Schedule 13D”) by the Reporting Persons. Except as supplemented by this Amendment No. 2, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Avicola Campesinos, Inc. (“Avicola”) and its parent company, Tenedora G.S., S.A. (“Tenedora”), have received oral assurances from two financial institutions that they will provide the funding required to purchase, pursuant to the Offer and the Merger described below in Item 4, all of the outstanding Common Stock (the “Common Stock”) of Rica Foods, Inc. (“Rica”) not currently owned by Avicola and to pay related expenses. Definitive financing agreements have not been finalized as of the date of this Amendment No. 2 but will be entered into before commencement of the Offer described in Item 4. Pursuant to the financing agreements Tenedora will act as borrower and will contribute the proceeds of the borrowings to Avicola. It is expected that, as security for Tenedora’s obligations under the financing agreements, Avicola will guarantee Tenedora’s obligations thereunder and will pledge two million shares of Common Stock plus the shares to be acquired pursuant to the Offer. It is also expected that each of the entities that are direct shareholders of Tenedora will guarantee Avicola’s obligations under the financing agreements.

Item 4. Purpose of Transaction.

On August 18, 2005, Avicola sent a letter to the Board of Directors of Rica stating that it proposes to acquire all of the outstanding shares of Common Stock not currently owned by Avicola. A copy of Avicola’s letter is being filed herewith as Exhibit B. Avicola expects that the Company’s Board of Directors will appoint a special committee of independent directors (the “Special Committee”) to evaluate the proposed transaction. Avicola proposes to initiate the transaction through a tender offer (the “Offer”) to purchase all of the Common Stock at a purchase price of $5.10 per share (the “Offer Price”). The Offer would be subject to the non-waiveable condition that Avicola receives valid tenders of enough shares to increase its ownership of the Common Stock to at least 90%, in which case it is believed that a majority of the shares of Common Stock not owned by Avicola, Tenedora, their affiliates, or the directors and executive officers of Rica will have been tendered. The Offer will also be subject to other customary terms and conditions. It is expected that the Offer will not be conditioned on the availability of financing but that definitive financing agreements will have been entered into before commencement of the Offer, as described above in Item 3.

If the Offer results in Avicola beneficially owning at least 90% of the outstanding shares of Common Stock, Avicola will, as soon as practicable after completion of the Offer, effect a merger (the “Merger”) of the Issuer into Avicola pursuant to Section 92A.180 of the Nevada Revised Statutes. As a result of the Merger, all shares of Common Stock will be converted into the right to receive the Offer Price, in cash, without interest. Stockholders who do not tender their Shares and who comply with Nevada law will be entitled to exercise appraisal rights in accordance with Nevada law.

The foregoing is a summary of Avicola’s current proposal and should not be construed as an offer to purchase shares of Common Stock. Any offer will be made by means of a written offer to purchase and a tender offer disclosure statement. Stockholders are urged to read the offer to purchase and tender offer disclosure statement and other relevant documents regarding the Offer filed with the Commission when they become available because they will contain important information. Stockholders will receive the offer to purchase and related documents (when they become available), free of charge, from Campesinos and will be entitled to receive these documents, as well as other documents to be filed by Campesinos with respect to the offer, free of charge at the commission’s web site, www.sec.gov.

The Commission has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction. Avicola expects to file the information required by Rule 13e-3 with the Commission at the time the Offer is commenced and to provide the required information to holders of shares of Common Stock at such time.

Except as set forth in this Amendment No. 2 (including any information incorporated herein by reference) and in connection with the transactions described above, neither Avicola nor any other Reporting Person has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As indicated above, pursuant to the financing agreements to be entered into as described in Item 3, it is expected that Avicola will pledge two million shares of Common Stock plus the shares to be acquired pursuant to the Offer.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2004).

Exhibit B – Letter to Rica Foods, Inc. Board of Directors

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

AVICOLA CAMPESINOS, INC.

Date: August 18, 2005	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: President

TENEDORA G.S., S.A.

Date: August 18, 2005	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

MAVIPEL, S.A.

Date: August 18, 2005	/s/ Victor Oconitrillo
Name: Victor Oconitrillo
Title: President

INVERSIONES HARENAZ L III, S.A.

Date: August 18, 2005	/s/ Henry Zamora
Name: Henry Zamora
Title: President

CYS ASESORES DE MERCADEO Y FINANZAS, S.A.

Date: August 18, 2005	/s/ Rolando Cervantes
Name: Rolando Cervantes
Title: President

SARITA TRADING, S.A.

Date August 18, 2005	/s/ Edgar Rodriguez
Name: Edgar Rodriguez
Title: President

CORPORACION ADRAL, S.A.

Date: August 18, 2005	/s/ Oscar Arias
Name: Oscar Arias
Title: President

CORPORACION ASPILA, S.A.

Date: August 18, 2005	/s/ Robert Aspinall
Name: Robert Aspinall
Title: President

HOY POR HOY, S.A.

Date: August 18, 2005	/s/ Oscar Hernandez
Name: Oscar Hernandez
Title: President

ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: August 18, 2005	/s/ Gerardo Matamoros
Name: Gerardo Matamoros
Title: Authorized Representative

QUIRINAL, S.A.

Date August 18, 2005	/s/ Alfonso Gutierrez
Name: Alfonso Gutierrez
Title: President

Date: August 18, 2005	/s/ Elsie Roman
Elsie Roman

Date: August 18, 2005	/s/ Henry Zamora
Henry Zamora

Date: August 18, 2005	/s/ Rolando Cervantes
Rolando Cervantes

Date: August 18, 2005	/s/ Edgar Rodriguez
Edgar Rodriguez

Date: August 18, 2005	/s/ Oscar Arias
Oscar Arias

Date: August 18, 2005	/s/ Robert Aspinall
Robert Aspinall

Date: August 18, 2005	/s/ Oscar Hernandez
Oscar Hernandez

Date: August 18, 2005	/s/ Alfonso Gutierrez
Alfonso Gutierrez

Exhibit B

Avicola Campesinos, Inc.

August 18, 2005

Members of the Board of Directors

Rica Foods, Inc.

200 South Biscayne Boulevard

Suite 4530

Miami, FL 33131

Avicola Campesinos, Inc. (Campesinos) is pleased to advise you of our intention to proceed with a transaction by which we would acquire all of the outstanding shares of common stock of Rica Foods, Inc. (Rica Foods) not currently owned by us for a price of $5.10 per share.

The transaction would be initiated by an all-cash tender offer to stockholders of Rica Foods to acquire shares at that price. If our offer is successful and our ownership of Rica Foods shares increases to at least 90%, we will, as soon as practicable after the tender offer, effect a short-form merger of Rica Foods into Campesinos in which the remaining stockholders will be entitled to receive the same price per share as in the tender offer. Stockholders electing to comply with Nevada law in connection with the merger will be entitled to exercise appraisal rights.

The tender offer, which we expect to commence as soon as practicable, will be conditioned on our receipt of valid tenders of enough shares to increase our ownership of Rica Foods to at least 90%. It is our understanding that, if this condition is met, we will have acquired in the tender offer more than a majority of the shares not owned by us, our parent company, our affiliates or by directors and executive officers of Rica Foods. We will not waive this condition.

Our offer will also be conditioned on other customary conditions but will not be conditioned on financing, since we expect to have the necessary financing in place before the tender offer commences. We and our parent company, Tenedora G.S., S.A., have received oral assurances from two financial institutions with respect to the financing of the price required for the purchase of all of the shares in the offer and in the merger and we expect to enter into definitive loan agreements with both of them before the commencement of the tender offer.

We believe that this offer is fair and in the best interests of the minority stockholders of Rica Foods. The price represents a premium over today’s closing price on and, considering the illiquidity of the trading market for shares of Rica Foods, offers a useful opportunity for all minority stockholders, especially those holding significant numbers of shares, to sell at a price exceeding $5 per share.

We also believe that the proposed transaction makes sense for Campesinos since it will enable us to relieve Rica Foods of the expense of being a public company in the United States by permitting the de-listing of the company’s shares from the American

Stock Exchange and de-registration under the Securities Exchange Act of 1934. Our ultimate goal is to remove the company entirely to Costa Rica, where almost all of its operations are located.

We expect that you will consult with your legal counsel as to the formation of a special committee of independent directors to evaluate our offer and as to the retention by the special committee of its own financial and legal advisors to assist in this process. If a special committee is formed, we will be pleased to discuss with the committee and its advisors the terms of our offer and the reasons why we believe they are fair and in the best interests of the minority stockholders of Rica Foods. The special committee will, of course, be free to reach its own conclusions.

In considering our offer, you should be aware that we are interested only in acquiring the shares of Rica Foods not already held by us and we will not sell our interest in Rica Foods.

Concurrently with sending this letter to you, we, Tenedora, and Tenedora’s owners are filing with the Securities and Exchange Commission an amendment to our Schedule 13D, a copy of which accompanies this letter. Also concurrently with this letter, we are filing with the Commission a Schedule TO-C relating to this pre-commencement communication.

THIS LETTER AND THE DOCUMENTS THAT WE ARE FILING WITH THE COMMISSION CONCURRENTLY HEREWITH SHOULD NOT BE CONSTRUED AS AN OFFER TO PURCHASE SHARES OF COMMON STOCK. ANY SUCH OFFER WILL BE MADE BY MEANS OF A WRITTEN OFFER TO PURCHASE AND A TENDER OFFER DISCLOSURE STATEMENT. STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND TENDER OFFER DISCLOSURE STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED WITH THE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL RECEIVE THE OFFER TO PURCHASE AND RELATED DOCUMENTS (WHEN THEY BECOME AVAILABLE), FREE OF CHARGE, FROM CAMPESINOS AND WILL BE ENTITLED TO RECEIVE THESE DOCUMENTS, AS WELL AS OTHER DOCUMENTS TO BE FILED BY CAMPESINOS WITH RESPECT TO THE OFFER, FREE OF CHARGE AT THE COMMISSION’S WEB SITE, WWW.SEC.GOV.

We and our advisors will be pleased to meet with you and your advisors at any time. We look forward to cooperating with you in this process.

Very truly yours,

AVICOLA CAMPESINOS, INC.
Gerardo Matamoros, President

SCHEDULE A

OFFICERS AND DIRECTORS

Name of Corporation	Officers	Directors
Avicola Campesinos, S.A.	Gerardo Matamoros(1) (Sole Executive Officer)	Gerardo Matamoros

Tenedora G.S., S.A.	Alfonso Gutierrez	Victor Oconitrillo Henry Zamora Rolando Cervantes Alfonso Gutierrez

Mavipel, S.A.	Victor Oconitrillo (Sole Executive Officer)	Victor Oconitrillo

Inversiones Harenz L III, S.A.	Henry Zamora (Sole Executive Officer)	Henry Zamora

CYS Asesores de Mercadeo y Finanzas, S.A,	Rolando Cervantes (Sole Executive Officer)	Rolando Cervantes

Sarita Trading, S.A.	Edgar Rodriguez (Sole Executive Officer)	Edgar Rodriguez

Corporacion Adral, S.A.	Oscar Arias Mariangel Solera	Oscar Arias

Corporacion Aspila, S.A.	Robert Aspinall (Sole Executive Officer)	Robert Aspinall

Hoy por Hoy, S.A.	Oscar Hernandez (Sole Executive Officer)	Oscar Hernandez

Quirinal, S.A.	Alfonso Gutierrez (Sole Executive Officer)	Alfonso Gutierrez

(1)	Gerardo Matamoros is a financier whose principal occupation is as the sole executive officer of Avicola Campesinos, S.A. Mr. Matamors has not, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). Mr. Matamoros has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A-1